October 16, 2024

Charles H. R. Bracken
Chief Financial Officer
Liberty Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Liberty Global Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 15, 2024
           Response Dated September 6, 2024
           File No. 001-35961
Dear Charles H. R. Bracken:

        We have reviewed your September 6, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
30, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion and Analysis of our Reportable Segments, page II-6

1. Please revise the MD&A discussions of your reportable segment results so they are consistent with your footnote segment disclosures revised in accordance with ASC
       280.
Note 19. Segment Reporting, page II-116

2. We note your response to prior comment 1. We also note the proposed disclosures present revenues that combines revenues from external customers and intersegment revenues prior to eliminating intersegment revenue. We continue to believe you should separately disclose revenues from external customers and revenues from
 October 16, 2024
Page 2

       transactions with other operating segments, as required by ASC 280-10-50-22(a) and
       (b). Please revise or explain the basis for your presentation.
3. We note your proposed disclosure to prior comment 2. Please explain to us what you mean by "significant accounting policies of our reportable segments are principally the same" as those of Liberty Global. Tell us what "principally the same" means.
       Also, tell us how the accounting policies differ.
4.     We note your response to prior comment 3. We continue to believe your proposed
       disclosure does not comply with ASC 280-10-50-30(b) that requires the total of the
       reportable segments    measures of profit or loss be reconciled to the
public entity   s
       consolidated income before income taxes and discontinued operations. Please revise your reconciliations to start with the total of the measures of profit or loss for all of your reportable segments. Please similarly revise other required reconciliations, such
       as reportable segments    revenues and assets, to start with the total
of the reportable
       segments    amounts. See ASC 280-10-50-30(a), (c), and (d). If you do
not agree,
       please explain the basis for your presentation.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology